SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)

AMERICAN WOODMARK CORPORATION
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

030506 10 9
(CUSIP Number)

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d.7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page 1 of 4 Pages

SEC 1745 (1-84)

CUSIP Number:  030506 10 9


1.   Name of Reporting Person: William F. Brandt, Jr.

     S.S. or I.R.S. Identification Number of Above Person:

          ###-##-####

2.   Check the Appropriate Box if a Member of a Group*

          (a) ___

          (b) ___

           Not Applicable

3.   SEC Use Only

4.   Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power:      2,179,823

6.   Shared Voting Power:       24,994

7.   Sole Dispositive Power: 2,179,823

8.   Shared Dispositive Power:  24,994

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person: 2,204,817

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares*   X

11.  Percent of Class Represented by Amount in Row 9:  27.6%

12.  Type of Reporting Person*   IN

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Schedule 13G/A

Item 1 (a).    Name of Issuer:

               American Woodmark Corporation

Item 1 (b).    Address of Issuer's Principal Executive
               Offices:

               3102 Shawnee Drive
               Winchester, Virginia  22601

Item 2 (a).    Name of Person Filing: William F. Brandt, Jr.

Item 2 (b).    Address of Principal Business Office, or, if
               none, Residence:

               3102 Shawnee Drive
               Winchester, Virginia  22601

Item 2 (c).    Citizenship:  United States

Item 2 (d).    Title of Class of Securities:

               Common Stock, No Par Value

Item 2 (e).    CUSIP Number:  030506 10 9

Item 3.        Not Applicable

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:	2,204,817

     	       (b)  Percent of Class:  27.6%

               (c) Number of Shares as to which Such Person Has:

                     (i) Sole Power to Vote or to Direct the
                         Vote: 2,179,823

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                    (ii) Shares Power to Vote or to Direct
                         the Vote:  24,994

                    (iii)Sole Power to Dispose or to Direct
                         the Disposition:   2,179,823

                    (iv) Shared Power to Dispose or to Direct
                         the Disposition: 24,994

The foregoing stock ownership figures do not include 61,952 shares owned by Mr. Brandt's wife as trustee for the benefit of their children, and Mr. Brandt disclaims beneficial ownership of such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act. The foregoing figures do include 24,994 shares held in the Brandt Family Foundation and options exercisable by Mr. Brandt, within 60 days of December 31, 1999, of 57,999 shares.

Item 5.	Ownership of Five Percent or less of a Class:

       	Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf
        of Another Person:

        Not Applicable

Item 7. Identification and Classification of the Subsidiary which acquired the Security being reported on by the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the
        Group:  Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.Certification: Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 2, 2000

/s/   WILLIAM F. BRANDT, JR.

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